January 6, 2006
MAIL STOP 3561

via U.S. mail and facsimile

Hao Liu, President
Neoview Holdings, Inc.
STE 401
3702 South Virginia Street, #G12
Reno, Nevada 89502

Re:      Neoview Holdings, Inc.
Form SB-2, Amendment 4, filed December 23, 2005
File No.:  333-122557

Dear Ms. Liu:

	We have the following comment on your filing. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Recent Sales of Unregistered Securities
1. We have reviewed your response to comment number one of our prior
letter dated December 21, 2005.  However, we understand that your two
directors/officers spend time in both China and the United States. For each of the two, please provide us with an analysis as to whether or not each is a "U. S. person," as that term is defined in Rule
902
of Regulation S, including, but not limited to, a discussion of where each individual is required to file tax returns and the country in which each individual holds a driver`s license.



2. In addition, please indicate supplementally whether or not any of the other shareholders spends time in both China and the United
States. If yes, provide us with the same analysis for each of them.

Exhibits
3. We reissue comment number three of our prior letter dated
December
21, 2006. It stated:
"Supplementally clarify which "Securities Act" you are referencing in
Section 5.1.j of the Subscription Agreement which you have filed as
Exhibit 99.2 with this Amendment 3. If it is a Canadian law, please explain why it is binding on a United States corporation. Also, supplementally provide a copy of the law you reference, or an excerpt therefrom. We may have further comment."
In addition, please disclose in detail in a risk factor, and wherever else appropriate, the restrictions on the transfer of the shares, which were set forth in the previous Section 5.1.j of the Subscription Agreement, and explain how the restrictions will affect your shareholders. We note that Section 5.1.j states:
"[T]he Company is a "private issuer" as that term is defined in the
Securities Act (British Columbia), and as such, the securities of the
Company are subject to restrictions on transfer. Accordingly, the Shares cannot be transferred without the prior consent of the Company`s directors expressed by resolution of the Board, at the sole discretion of the directors;"
Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact David Burton at 202-551-3626 if you have questions regarding comments on the financial statements and related matters. Please contact
Susann Reilly at (202) 551-3236
with other questions.

Sincerely,



John Reynolds
Assistant Director
Office of Emerging Growth Companies

cc:  	Ailin Wan, Esquire
      By facsimile at 604-669-5791




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Hao Liu, President
Neoview Holdings, Inc.
January 6, 2006
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